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                            October 5, 2020

       Daniel Hodges
       Chief Executive Officer
       ComSovereign Holding Corp.
       5000 Quorum Drive, STE 400
       Dallas, TX 75254

                                                        Re: ComSovereign
Holding Corp.
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form S-1
                                                            Filed September 28,
2020
                                                            File No. 333-248490

       Dear Mr. Hodges:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Selected Financial Information, page 6

   1. We note your revisions made in response to our prior comment 2. Please consider moving the historical line
item of weighted average shares outstanding to place directly beneath the basic and diluted
loss per share historical line item. In addition, for the second pro forma basic and diluted
loss per share line item and its related footnote (4), please consider revising the
title to be supplemental pro forma basic and diluted loss per share.
                                                        Further, for both the
pro forma and newly revised named supplemental pro forma basic and diluted loss per
share line items, please provide their separate pro forma weighted average shares
outstanding.
 Daniel Hodges
ComSovereign Holding Corp.
October 5, 2020
Page 2
Exhibits

2.    We note your listing of Exhibits at page II-10 discloses that the Exhibit
23.1 consent of
      Haskell & White is filed herewith. However, we are unable to locate the filing of this exhibit. In the next amendment, please include an updated accountants' consent from your independent auditors.

        You may contact Beverly Singleton at 202-551-3328 or Melissa Raminpour at 202-551-
3379 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at 202-551-3454 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                          Sincerely,
FirstName LastNameDaniel Hodges
                                                          Division of
Corporation Finance
Comapany NameComSovereign Holding Corp.
                                                          Office of
Manufacturing
October 5, 2020 Page 2
cc:       Eric M. Hellige
FirstName LastName